U.S. SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549

                       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[x] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)


                                          FORM 4

       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
       Section 30(f) of the Investment Company Act of 1940

1.     Name and Address of Reporting Person

       Elliott Associates, L.P.
       712 Fifth Avenue
       New York, New York 10019

2.     Issuer Name and Ticker Trading Symbol

       Zoll Medical Corporation (ZOLL)

3.     IRS or Social Security Number of Reporting Person (Voluntary)

4.     Statement for (Month/Day/Year)

       3/99

5.     If Amendment, Date of Original (Month/Year)

6.     Relationship of Reporting Person to Issuer (Check all applicable)

       [ ] Director
       [ ] Officer (give title below)
       [ ] Chairman
       [x] 10% Owner
       [ ] Other (specify below)

7.     Individual or Joint/Group Filing (Check applicable line)

       [x] Form filed by one Reporting Person
       [ ] Form filed by more than one Reporting Person


                                       (Page 1 of 3)

Table I  Non-Derivative Securities Acquired, Disposed of, or Beneficially
         Owned

1.     Title of Security (Instr. 3)

             (a) - (i) Common Stock, par value $.02

2.     Transaction Date (Month/Day/Year)

             (a) 2/03/99
             (b) 2/08/99
             (c) 2/10/99
             (d) 2/22/99
             (e) 3/02/99
             (f) 3/08/99
             (g) 3/09/99
             (h) 3/15/99
             (i) 3/16/99

3.     Transaction Code (Inst. 8)

       Code
             (a) - (i) S

       V

4.     Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

       (a)       Amount                2,000
                 (A) or (D)            D
                 Price                 $11.5000

       (b)       Amount                1,000
                 (A) or (D)            D
                 Price                 $12.0000

       (c)       Amount                200
                 (A) or (D)            D
                 Price                 $11.7500

       (d)       Amount                1,500
                 (A) or (D)            D
                 Price                 $11.4700

       (e)       Amount                12,500
                 (A) or (D)            D
                 Price                 $11.4375

       (f)       Amount                11,000
                 (A) or (D)            D
                 Price                 $12.0497

       (g)       Amount                10,500
                 (A) or (D)            D
                 Price                 $11.9851

                                       (Page 2 of 4)

       (h)       Amount                25,000
                 (A) or (D)            D
                 Price                 $11.8750

       (i)       Amount                22,500
                 (A) or (D)            D
                 Price                 $12.0625

5.     Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

             294,500 shares of Common Stock

6.     Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

             D

7.     Nature of Indirect Beneficial Ownership (Instr. 4)

             N/A


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.



                                       (Page 3 of 4)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)


1.     Title of Derivative Security (Instr. 3)

2.     Conversion or Exercisable Price of Derivative Security

3.     Transaction Date (Month/Day/Year)

4.     Transaction Code (Instr. 8)

       Code
       V

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

       (A)
       (D)

6.     Date Exercisable and Expiration Date (Month/Day/Year)

       Date Exercisable
       Expiration Date

7.     Title and Amount of Underlying Securities (Instr. 3 and 4)

       Title
       Amount or Number of Shares

8.     Price of Derivative Security (Inst. 5)

9.     Number of Derivative Securities Beneficially Owned at End of Month
       (Instr. 4)

10.    Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
       (Instr. 4)

11.    Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses:

** Intentional misstatement or omissions of facts constitute Federal Criminal
   Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

             ELLIOTT ASSOCIATES, L.P.


             By: /s/ Paul E. Singer                        March 18, 1999
                  Paul E. Singer, General Partner

                 **Signature of Reporting Person                Date


                                       (Page 4 of 4)